SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------
                                   SCHEDULE TO
                                 (Rule 14d-100)
                             TENDER OFFER STATEMENT
                                      UNDER
                               SECTION 14(d)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                ----------------

                              GUILFORD MILLS, INC.
                       (Name of Subject Company (Issuer))

                                ----------------

                             GMI MERGER CORPORATION
                             GMI HOLDING CORPORATION
                      (Names of Filing Persons (Offerors))

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    401794201
                      (CUSIP Number of Class of Securities)

                                 Lenard Tessler
                             GMI Merger Corporation
                            GMI Holding Corporation
                      c/o Cerberus Capital Management, L.P.
                                 299 Park Avenue
                                 Floors 21 - 23
                            New York, New York 10171
                                 (212) 891-2100

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)

                                ----------------

                                   Copies to:

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000

                                ----------------

                            CALCULATION OF FILING FEE

             TRANSACTION VALUE                     AMOUNT OF FILING FEE
              Not Applicable                          Not Applicable

[___] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   AMOUNT PREVIOUSLY PAID: N/A                       FILING PARTY: N/A
   FORM OR REGISTRATION NO.: N/A                       DATE FILED: N/A

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

      [x] third-party tender offer subject to Rule 14d-1.
      [_] issuer tender offer subject to Rule 13e-4.
      [_] going-private transaction subject to Rule 13e-3.
      [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                       -2-

ITEM 12. EXHIBITS

Exhibit 99.1 - Text of Joint Press Release issued by Guilford Mills, Inc. and Cerberus Capital Management, L.P. on February 27, 2004.

                                   Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2004

                                  GMI MERGER CORPORATION

                                  By: /s/ Dev Kapadia
                                  ---------------------------------------
                                  Name:  Dev Kapadia
                                  Title: Vice President

                                  GMI HOLDING CORPORATION

                                  By: /s/ Dev Kapadia
                                  -----------------------------------------
                                  Name:  Dev Kapadia
                                  Title: Vice President

                                  EXHIBIT INDEX

EXHIBIT NUMBER    DOCUMENT


99.1 Joint Press Release issued by Guilford Mills, Inc. and Cerberus Capital Management, L.P. on February 27, 2004

                                                                  Exhibit 99.1


                       CERBERUS TO ACQUIRE GUILFORD MILLS

GREENSBORO, N.C. (Feb. 27, 2004) - Guilford Mills, Inc. (OTC Bulletin Board:
GMIL) announced today that it has entered into a definitive agreement for an affiliate of Cerberus Capital Management ("Cerberus"), an investment firm based in New York, to acquire Guilford Mills in a cash tender offer.

The terms of the agreement provide that Cerberus will commence a tender offer to pay $19.00 per share in cash to all holders of shares outstanding for a total equity value of $107 million. The tender offer, which is not subject to a financing condition, is expected to commence within the next five business days and will remain open for at least twenty business days following the commencement of the offer.

The Board of Directors of Guilford Mills has approved the transaction. Consummation of the tender offer is conditioned upon matters customary in similar transactions. The parties expect the tender offer to be completed in the second calendar quarter of 2004. Following the completion of the tender offer, an affiliate of Cerberus will merge with and into Guilford Mills, with any shares not tendered to Cerberus being converted into the right to receive $19.00 per share in cash.

Stockholders holding, in the aggregate, approximately 48% of the outstanding shares of Guilford Mills have agreed, subject to certain conditions, to tender their shares to Cerberus in the tender offer.

Goldman Sachs & Co. acted as exclusive financial advisor to Guilford Mills, and Rothschild Inc. acted as exclusive financial advisor to Cerberus. Weil, Gotshal & Manges LLP served as outside counsel to Guilford Mills, and Schulte Roth & Zabel LLP served as outside counsel to Cerberus.

The proposed transaction comes less than eighteen months after Guilford Mills' emergence from bankruptcy.

Cerberus stated it was very excited to be able to acquire a global industry leader in automotive fabrics. Cerberus is looking forward to working with the current management team to create opportunities for future growth.

"I'm very excited to see Guilford placed in the hands of people who share our vision for building this company," said John A. Emrich, the Company's President and Chief Executive Officer. "They believe in this company and our operations, and they fully support our plans for growth."

Emrich said, "It took exceptional effort from many people to get us to this point. Much credit goes to our current stockholders, who demonstrated their confidence in our team and our direction, our customers, our suppliers, and our 2,600 associates, who performed incredibly well in a very challenging business environment."

Guilford Mills is a global designer and manufacturer of engineered fabrics for automotive, technical and apparel applications, serving a diversified customer base.

Cerberus Capital Management, L.P. and its affiliated entities manage funds and accounts with capital in excess of $12 billion.

The tender offer for the outstanding shares of Guilford Mills has not yet commenced. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Guilford Mills. When they become available, stockholders should read:

   o   Guilford Mills's solicitation/recommendation statement on Schedule 14D-
       9, and

   o Cerberus's Tender Offer statement on Schedule TO, including the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery.

Each of these documents will contain important information about the tender offer. When they become available, stockholders can obtain these documents for free from the U.S. Securities and Exchange Commission's website at HTTP://WWW.SEC.GOV.

This press release may contain forward-looking statements, including statements about the timing and completion of an all cash tender offer for Guilford Mills outstanding shares, the ability to complete the tender offer and subsequent merger on the terms contemplated, the value of the transaction, the anticipated impact of the acquisition on Guilford Mills operations and financial results and other projections within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are subject to risks and uncertainties, including the risks and uncertainties disclosed in Guilford Mills' filings with the Securities and Exchange Commission, including its annual report on Form 10-K for the fiscal year ended Sept. 28, 2003, and its quarterly report on Form 10-Q for the period ended Dec. 28, 2003, that could cause actual results to differ materially from those projected in these forward-looking statements. These statements speak only as of the date of this press release, and Guilford Mills undertakes no obligation to update or revise any of the statements, risks or reasons why actual results might differ. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

                                      # # #

Contact:   Guilford Mills:
           John A. Emrich
           Chief Executive Officer
           (336) 316-4000

           Cerberus:
           Richard C. Auletta
           (212) 355-0400
           rca@auletta.com